Chunghwa Telecom Reports Unaudited Consolidated Operating Results for the First Quarter of 2013

TAIPEI, Taiwan, R.O.C. May 2, 2013 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its unaudited operating results for the first quarter of 2013. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons, unless otherwise stated, are to the prior year period)

First Quarter 2013 Financial Highlights

Total net revenue increased by 2.1% to NT$56.63 billion

Mobile communications revenue increased by 9.1% to NT$27.90 billion

o	Mobile value-added services (VAS) revenue increased by 42.2% to NT$6.49 billion

o	Handset sales revenue increased by 17.1% to NT$9.13 billion

Internet revenue decreased by 2.7% to NT$6.02 billion

Domestic fixed communications revenue decreased by 5.9% to NT$18.05 billion

International fixed communications revenue increased by 4.8% to NT$3.82 billion

Total operating costs and expenses increased by 3.1% to NT$45.39 billion

Net income totaled NT$9.14 billion, representing a 4.7% decrease

Basic earnings per share (EPS) was NT$1.18

Dr. Yen-Sung Lee, Chairman and CEO of Chunghwa Telecom, commented, “In the first quarter this year, we were able to deliver exceptional results. Specifically, we increased our mobile market share by adding over 388,000 mobile internet subscribers quarter over quarter and increased our mobile data revenue by 42.2% year over year, which was the most among the major telecom operators. In terms of our broadband internet business, we experienced over 81.9% year-over-year growth in the number of subscribers opting for fiber offerings with speeds of 50Mbps and higher. Given these results, we remain confident that our strategy continues to prove successful for Taiwan’s evolving telecom market.”

“Looking ahead, Chunghwa Telecom will be focusing its growth effort in three major areas.

Firstly, we are focused on expanding our core CT telecom services, including fixed broadband, mobile internet and voice services. Secondly, we aim to broaden our ICT and value-added services which are developed on top of our backbone and include corporate ICT solutions, cloud computing services, MOD as well as various mobile value-added services. Lastly, we will continue assessing future overseas business and investment opportunities that can leverage our core strengths. We firmly believe that this strategy will enable us to expand upon our solid foundation for continuous and sustainable growth going forward.”

Revenue

Chunghwa’s total net revenue for the first quarter of 2013 increased by 2.1% to NT$56.63 billion. This total was comprised of 49.3% mobile, 10.6% internet, 31.9% domestic fixed, 6.7% international fixed, and the remainder was from other businesses.

Total revenue for the mobile business increased to NT$27.90 billion for the first quarter 2013, representing 9.1% growth. The increase was primarily due to growth in mobile VAS revenue and handset sales from smartphone promotions. This increase offset a decline in mobile voice revenue due to promotional packages and the National Communication Committee’s (“NCC”) tariff reductions.

Chunghwa’s internet business revenue decreased by 2.7% to NT$6.02 billion in the first quarter of 2013. The decrease was primarily attributable to lower ICT project revenue which offset the increase in HiNet ISP revenue and internet VAS revenue.

For the first quarter of 2013, domestic fixed revenue totaled NT$18.05 billion, representing a 5.9% decrease. Local service revenue decreased by 7.6% mainly due to mobile and VoIP substitution. Moreover, the 15.2% revenue decline in the DLD business was primarily due to tariff reduction which began in January 2012 and was reflected one month later in the February 2012 financials, resulting in a higher year over year comparison basis.

Broadband access revenue, including ADSL and Fiber connections (“FTTx”), increased by 2.0% to NT$4.83 billion, demonstrating continued success in migrating subscribers to higher speed fiber services.

International fixed revenue increased by 4.8% to NT$3.82 billion, mainly due to higher international long distance service and leased line revenue.

Other revenue decreased by 6.3%, primarily due to less construction revenue from the property development subsidiary, Light Era.

Operating Costs and Expenses

Total operating costs and expenses for the first quarter of 2013 increased 3.1% to NT$45.39 billion. The increase was mainly from the rising cost of handsets sold, a result of a strong mobile internet subscriber and handset sales growth during the quarter.

Income Tax

Income tax expense for the first quarter of 2013 decreased by 2.5% to NT$1.94 billion.

Operating Income and Net Income

Income from operations decreased by 2.0% to NT$11.24 billion for the first quarter. The operating margin was 19.8%, compared to 20.7% in the same period of 2012. Net income decreased by 4.7% to NT$9.14 billion. Basic earnings per share was NT$1.18.

Cash Flow and EBITDA

Cash flow from operating activities for the first quarter of 2013 decreased by 34.5% to NT$8.54 billion, mainly due to the delay of bill payment associated with the holiday period, and higher handset procurement costs associated with increased customer demand.

EBITDA for the first quarter of 2013 decreased by 1.4% to NT$19.26 billion. The EBITDA margin was 34.0% compared to 35.2% in the same period of 2012. The lower EBITDA margin was primarily due to tariff cuts and the higher handset sales, of which the EBITDA margin is lower than traditional telecom services.

Capital Expenditure (“Capex”)

Total capex for the first quarter of 2013 increased by 12.6% to NT$7.53 billion. Total capex was comprised of: 54.6% domestic fixed communications, 26.3% mobile, 15.7% internet, 1.9% international fixed communications, and the remainder was for other uses.

Business and Operational Highlights Broadband/HiNet

  This year, the Company is continuing to execute its strategy of encouraging FTTx migration. As of March 31st, the number of FTTx subscribers reached 2.79 million, accounting for 61.2% of total broadband users. Moreover, the number of subscribers signing up for 50Mbps and higher speed connections increased by 81.9%, reaching 964,000. HiNet broadband subscribers increased 1.4%, totaling 3.78 million at the end of March 2013.

Mobile

  As of March 31st, 2013, Chunghwa had 10.35 million mobile subscribers, representing a 2.6% year-over-year increase.
  In the first quarter of 2013, the Company increased the number of mobile internet subscribers by 59.6% or 388,000, reaching 2.87 million and growing its market share to 33.3%.
  Mobile VAS revenue for the first quarter of 2013 increased by 42.2% to NT$6.49 billion, with mobile internet revenue, the largest contributor to VAS revenue, increasing 68.0%.

Fixed-line

  As of March 31st, 2013, the Company maintained its leading position in the fixed-line market, with total 11.74 million subscribers.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/ir/stockit-earningsit.html.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in

each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:·these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;·these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;·these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and·these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principles.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX: 2412, NYSE: CHT) is Taiwan’s leading telecom service provider. The Company provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

Contact:	Fu-fu Shen
Phone:	+886 2 2344 5488
Email:	chtir@cht.com.tw